

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

Via E-mail
Darren J. Olagues
Chief Financial Officer
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360

>    **Re:    Cleco Corporation**
>    **Cleco Power LLC**
>    **Form 10-K for the Fiscal Year Ended December 31, 2011**
>    **Filed February 22, 2012**
>    **File Nos. 001-15759 and 001-05663**

Dear Mr. Olagues:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>    Sincerely,
>
>    /s/ Jim Allegretto
>
>    Jim Allegretto
>    Senior Assistant Chief Accountant

cc: Sharon Chelette, Office of the Chief Financial Officer